Wellchange Holdings Company Limited

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong

September 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn:	Claire DeLabar

Robert Littlepage

Uwem Bassey

Matthew Crispino

Re:	Wellchange Holdings Company Limited
Registration Statement on Form F-1, as amended (File No. 333-276946) Request for Acceleration of Effectiveness

Dear Mr. Bassey,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Wellchange Holdings Company Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

Wellchange Holdings Company Limited

By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer, Chairman of the Board (Principal Executive Officer)